[Youbet letterhead]
December 31, 2008
VIA FACSIMILE and EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Daniel Morris, Attorney-Advisor

Re:	Youbet.com, Inc.
Registration Statement on Form S-3
File No. 333-155746
Filed November 26, 2008
Gentlemen:
     We have received your comments set forth in a letter dated December 17, 2008, and addressed to Michael Brodsky, Chief Executive Officer of Youbet.com, Inc. Concurrently with submitting this letter, we are filing a pre-effective amendment to the above-referenced Form S-3 (the “Amendment”). The remainder of this letter contains the text of your comments followed, in each case, by a response.
Form S-3
Plan of Distribution, page 10
1.	Refer to the second sentence of the third paragraph of this section. Please delete the words “under this prospectus.” We note that Instruction I.B.6 of form S-3 applies to all securities sold pursuant to the Instruction during the preceding 12 months, and not solely securities sold pursuant to a single prospectus.
RESPONSE:
The disclosure has been revised as requested.
2.	We note your public float disclosure in the form S-3 and on the cover of your Form 10-K. It appears that your calculation of public float assumes that your officers and directors are your only affiliates. However, we note that several of your stockholders beneficially own greater than 5% of your common stock and might appear to be affiliates as well. Please provide us with further explanation of your public float calculation for the Form S-3 and Form 10-K.

Securities and Exchange Commission
December 31, 2008

RESPONSE:
The public float disclosure in the Form S-3 and on the facing page of our Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) was based on excluding the shares held by only Youbet’s officers and directors. Since Mr. Brodsky is a principal of New World Opportunities Partners I, LLC (“NWOP I”), the Youbet stock held be NWOP I is included in the beneficial ownership of officers and directors. Based on filings made by NWOP I, the fund held approximately 9.4% of Youbet’s outstanding common stock as of March 31, 2008, and NWOP I currently holds approximately 12.8% of Youbet’s outstanding common stock. Mr. Brodsky and Jay R. Pritzker were nominated to serve on the Youbet board of directors by NWOP I, and both Mr. Brodsky and Mr. Pritzker continue to serve as directors of Youbet.
Based on Schedule 13D and Schedule 13G filings, there were three holders of 5% or more of Youbet’s outstanding common stock at December 31, 2007: NWOP I, Lloyd I. Miller, III and PNC Bank, National Association and certain affiliated companies (collectively, “PNC Bank”). To our knowledge, these remain the only stockholders that hold 5% or more of Youbet’s outstanding common stock.
According to the Schedule 13G filed by PNC Bank, the shares held by it are in trust accounts created under a trust for which Mr. Miller’s father was grantor. Mr. Miller, in turn, reports shared beneficial ownership of the shares held PNC Bank. Therefore, if Mr. Miller were treated as an affiliate of Youbet, the shares held by PNC Bank would be excluded from the calculation of public float as part of Mr. Miller’s beneficial ownership.
In preparing the 2007 Form 10-K, we reviewed the Schedule 13G filed by Mr. Miller, which indicated beneficial ownership of 11.3% of Youbet’s outstanding common stock at December 31, 2007. By filing a Schedule 13G pursuant to Rule 13d-1(c), Mr. Miller essentially represented that he had not acquired the Youbet stock with any purpose, or with the effect, of changing or influencing control of Youbet, or in connection with or as a participant in any transaction having that purpose or effect. Mr. Miller has no past or present relationship with Youbet, other than as a stockholder, and Mr. Miller similarly has no familial, business or other relationship with any Youbet officer or director. Mr. Miller has never nominated anyone to serve as a Youbet director, nor has he attempted to control or influence management or company policies. In light of the facts and circumstances (including the fact that excluding Mr. Miller’s shares from the public float would not have changed the determination that Youbet was an accelerated filer), Youbet used the more conservative calculation of public float for the 2007 Form 10-K and did not exclude Mr. Miller’s shares from the calculation.
Based on recent Form 4 filings by Mr. Miller, he now holds approximately 14.3% of Youbet’s outstanding common stock. Upon further consideration and discussions with the staff, we have revised our calculation of public float in the Amendment to exclude Mr. Miller’s shares from the

Securities and Exchange Commission
December 31, 2008

calculation. As noted above, by excluding Mr. Miller’s shares, the Youbet stock held by PNC Bank was excluded from the calculation as well. We will also exclude Mr. Miller’s shares from the calculation of public float in future filings, including our Form 10-K for the year ending December 31, 2008.
Exhibit 5.1
3.	We note that your opinion covers certain securities in an amount up to $28,500,000. However, it appears that you are registering securities in the amount of $29,850,000. Please revise to reconcile.
RESPONSE:
Dow Lohnes has corrected this amount in its revised opinion filed as Exhibit 5.1 to the Amendment.
4.	Refer to the second sentence of the first full paragraph on page 3. Please note that your opinion may not be limited to the Delaware General Corporation Law. Please clarify that this reference also includes the applicable provisions of the Delaware constitution and reported judicial interpretations interpreting these laws.
RESPONSE:
Dow Lohnes has included a reference to applicable provisions of the Delaware constitution and reported judicial interpretations in their revised opinion, as requested.
5.	In the second sentence of the first full paragraph on page 3, please also delete the words beginning from “provided, however,...” to the end of the sentence. This language is an impermissible limitation on the scope of the opinion.
RESPONSE:
Dow Lohnes has revised its opinion to remove the proviso.
6.	Please delete the third and fourth sentences of the first full paragraph on page 3. Note that you may not expressly disclaim New York law.
RESPONSE:
Dow Lohnes has revised its opinion to remove the two disclaimer sentences, as requested.
7.	Please delete the second-to-last sentence of the first full paragraph on page 3.
RESPONSE:
Dow Lohnes has revised its opinion to delete the referenced sentence.

Securities and Exchange Commission
December 31, 2008

8.	Refer to item (b) in spillover paragraph at the bottom of page 3. Please delete the words beginning from “so as to not violate...” to the end of item (b). We also note that this same clause, and similar clauses, appear throughout the opinion, including the paragraphs numbered 2 — 6. Please delete this language at each instance that it appears in the opinion.
RESPONSE:
Dow Lohnes has revised opinion paragraphs 1 through 6 to delete the referenced clause.
9.	Please confirm that the opinions filed at the time of each takedown will not contain any improper assumptions or qualifications.
RESPONSE:
Opinions filed in connection with any takedown will contain only customary assumptions and qualifications.
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We hope you will find this letter fully responsive to your comments. Once you have had an opportunity to review our response, please contact me at 818-668-2100, or our counsel, Thomas D. Twedt of Dow Lohnes, PLLC at 202-776-2941, if you would like to discuss these matters further.

Sincerely,
/s/ James A. Burk

James A. Burk Chief Financial Officer

cc:	Michael Brodsky
Daniel Perini
Kelly Parker
Thomas D. Twedt